Mail Stop 3561

August 24, 2006

Ilan M. Slasky, President
Ad. Venture Partners, Inc.
360 Madison Avenue, 21st Floor
New York, NY 10017

      Re: Ad. Venture Partners, Inc.
                  Item 4.02 Form 8-K
                  Filed August 21, 2006
                  File No. 0-51456

Dear Mr. Slasky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure that the previously issued financial statements for the period from April 7, 2005 (inception) through March 31, 2006 should no longer be relied upon. We note that you intend to include the restated financial statements in your Form 8-K/A and Form 10-KSB/A for such periods. Please clarify your disclosure to state whether you also intend to amend your Form 10-QSB for the period ended December 31, 2005, and your Form 10-QSB for the period ended September 30, 2005. If not, please tell us why you believe that amendment of these reports is not required. Also, revise your disclosure to indicate that the financial statements for the quarterly periods ended September 30, 2005 and December 31, 2005 should no longer be relied upon.

2. We note your disclosure that the fair value of the warrants embedded in the unit purchase option ("UPO") has been recorded as a liability. Please tell us how you determined that only the fair value of the warrants embedded in the UPO should be recorded as a liability, as opposed to the fair value of the UPO itself. Since the UPO is registered at inception, it would appear that you are required to deliver registered units to settle the UPO upon exercise. As the ability to maintain an effective registration statement at the time of exercise is not within control of the issuer, and the UPO agreement does not specify any circumstances under which net-cash settlement is permitted or required, it would appear that the fair value of the UPO should be recorded as a liability and adjusted to fair value at each subsequent balance sheet date. Please advise or revise accordingly.

3. Please revise your filing to disclose the date on which you concluded that your financial statements should no longer be relied on.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. If you have any questions, please call Raquel Howard at (202) 551-3291 or Carlton Tartar at (202) 551-3387.

Sincerely,

Raquel Howard
Staff Accountant